Exhibit 99.1

Pan American Silver announces results of annual shareholders meeting

VANCOUVER, May 9, 2014 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") is pleased to announce the voting results from its annual general and special meeting of shareholders held on Thursday, May 8, 2014 in Vancouver, British Columbia.

A total of 108,972,285 shares were represented at the meeting, being 71.93% of the Company's issued and outstanding common shares.  Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year and the authorization of the directors to fix the remuneration payable to the auditors, the acceptance of the Company's approach to executive compensation, otherwise known as say-on-pay, and the election of management's nominees as directors.

Director Voting

Detailed results of the vote for the election of directors are provided below:

Director Nominee	Votes For	Votes Withheld
Ross J. Beaty	70,777,988 (93.61%)	4,829,430 (6.39%)
Geoffrey A. Burns	72,035,422 (95.28%)	3,571,996 (4.72%)
Michael Carroll	75,153,419 (99.40%)	453,999 (0.60%)
Christopher Noel Dunn	71,837,433 (95.01%)	3,769,985 (4.99%)
Neil de Gelder	71,825,786 (95.00%)	3,781,632 (5.00%)
Robert Pirooz	70,877,726 (93.74%)	4,729,692 (6.26%)
Davd C. Press	75,139,799 (99.38%)	467,619 (0.62%)
Walter Segsworth	75,159,366 (99.41%)	448,052 (0.59%)

Say-on-Pay Voting

Detailed results of the vote for the advisory resolution on the Company's approach to executive compensation are provided below:

Resolution	Votes For	Votes Against
Advisory resolution approving the Company's approach to executive compensation	72,368,424 (95.72%)	3,238,681 (4.28%)

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:10e 09-MAY-14